EXHIBIT 99.1

August 7, 2012

Immediate Report – Class Action Against Pelephone Communications Ltd.

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

On August 6, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone"), regarding a claim and a motion to certify the claim as a class action, that was filed against Pelephone with the District Court in the Central District.

The plaintiff claims that Pelephone charges a monthly fee in standing order payments, allegedly against its license and the law.  The aggregate amount sought by the claim is NIS 160 million.

A similar allegation was made in an ongoing class action filed against Pelephone in July 2008.  Previously, the Court has approved plaintiffs’ withdrawal in several class actions against Pelephone when there were similar claims and allegations outstanding in parallel proceedings.

Pelephone is studying the claim and neither Pelephone nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.